HYBRID FUEL SYSTEMS, INC.
                    12409 TELECOM DRIVE, TAMPA, FLORIDA 33637
                       (813)-979-9222/(FAX)(813)-979-9224

                                December 13, 2005

VIA  EDGAR
----------

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street  N.E.
Washington,  D.C.  20549

Attention: Mr.  Max  Webb
     Ms.   Leddy  Lynn

     Re:  Hybrid  Fuel  Systems,  Inc.,  (the  "Company")
          Registration Statement on Form SB-2, filed on November 29, 2005 File No. 333-129928

Ladies  and  Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Hybrid Fuel Systems, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday December 14, 2005, or as soon thereafter as possible.

     We  hereby  acknowledge  the  following:

- that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Hybrid  Fuel  Systems,  Inc.

                                        By:/s/Mark  Clancy
                                          ----------------------
                                        Name:  Mark  Clancy
                                        Title: Chief  Executive  Officer